Steven F. Carman
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 516.983.8080
steve.carman@huschblackwell.com

October 4, 2024

Ashley Vroman-Lee, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

Re:	Tortoise Sustainable and Social Impact Term Fund (the “Fund”) PRE 14A Comments
:	SEC File No. 811-23248

Dear Ms. Vroman-Lee:

We appreciate the time you spent with us on the phone on Tuesday, September 17.  This letter attempts to reflect the comments you provided on the preliminary proxy filed by the Fund on September 11, 2024 (the “Preliminary Proxy”).  In this response letter, I have repeated what we understood to be your comments and have separately provided the response of the Fund to each of those comments.  Please let me know if we misunderstood any of the comments.

Comment 1.  In reference to the question “Will the proposed new sub-advisory agreement affect the portfolio management and strategy of the Company?” set forth in the “Answers to Some Important Questions” section of the Preliminary Proxy, please supplementally explain to us and disclose whether the Redwheel-Ecofin Transaction will result in a change in control of RWC.

Response:  As more fully reflected in the revised draft of this Question and Answer presented in response to Comment 2 below, since RWC is an existing subsidiary of Redwheel and RWC is simply acquiring Ecofin’s existing business operations that involve providing sub-advisory services to the Company, the Redwheel-Ecofin Transaction will not result in any change in control of RWC.

Comment 2.  Also in reference to the question “Will the proposed new sub-advisory agreement affect the portfolio management and strategy of the Company?” set forth in the “Answers to Some Important Questions” section of the Preliminary Proxy, please clarify in the disclosure the current sub-advisor to the Fund and the sub-advisor to the Fund if the Redwheel-Ecofin Transaction is completed.

Securities and Exchange Commission
October 4, 2024

Response:  The Company will revise the information set forth in the second and third Question and Answer presented under the heading “ANSWERS TO SOME IMPORTANT QUESTIONS” in its definitive proxy statement for the Meeting by reorganizing such information into three new Questions and Answers that will read as follows, including clarification that Ecofin is the current sub-advisor for the Company and, as a result of the acquisition of Ecofin by RWC Midco Limited, either RWC or an affiliated entity of RWC will become the new sub-advisor to the Company once the Redwheel-Ecofin Transaction is completed (though the identity of the individuals providing the sub-advisory services will remain unchanged).

Q.  Why am I being asked to approve a new sub-advisory agreement?

A.  The entity that provides sub-advisory services to the Company under the current sub-advisory agreement, Ecofin Advisors Limited (“Ecofin”), has entered into an agreement with RWC Partners Midco Limited, an affiliate of RWC, whereby the RWC affiliate agreed to acquire the material business operations of Ecofin’s sustainable infrastructure public equities asset-management business, including rights to use the name and trademarks of Ecofin (the “Redwheel-Ecofin Transaction”).

As required by the Investment Company Act of 1940, as amended (the “1940 Act”), a fund’s stockholders are required to vote on and approve a sub-advisory agreement when an advisor to a fund retains a sub-advisor to manage assets of the fund. This requirement is designed to ensure that stockholders have a say in determining the company or persons that manage their fund. Accordingly, you are being asked to approve the new sub-advisory agreement that the Company will need to enter into with RWC, to replace the existing sub-advisory agreement with Ecofin, as a result of the Redwheel-Ecofin Transaction.

Q.  Will the proposed new sub-advisory agreement affect the portfolio management and strategy of the Company?

A.  The portfolio management, investment objectives and policies, and investment processes of the Company will not change as a result of entering into the proposed new sub-advisory agreement and the Advisor, which is not a party to the Redwheel-Ecofin Transaction, will retain its name and other investment personnel currently providing services to the Company and will remain located at 6363 College Boulevard, Suite 100A, Overland Park, Kansas 66211. In addition, following the recently completed change in the Company’s name to “Tortoise Sustainable and Social Impact Term Fund” effective as of September 30, 2024, the Company will retain its name and retained its current ticker symbol.

Securities and Exchange Commission
October 4, 2024

As part of the Redwheel-Ecofin Transaction, the Ecofin investment team, including the Ecofin portfolio managers for TEAF, will become employees of Redwheel’s existing subsidiary RWC or of an affiliate entity within Redwheel (including RWC Partners Limited and/or RWC Asset Advisors (US) LLC), and the investment philosophy will remain the same as it relates to TEAF. Accordingly, the individuals currently responsible for the investment management of that portion of the Company‘s portfolio allocated to Ecofin Advisors Limited under the existing sub-advisory agreement will be the same individuals responsible for the investment management of that allocated portion under the new sub-advisory agreement.

Q.  Will the proposed new sub-advisory agreement have any impact on the fees paid for these sub-advisory services?

A.  The amount of the advisory fee paid to the Advisor by the Company under its current investment advisory agreement will not change, and the amount paid to the new Redwheel sub-advisor by the Advisor will not change under the new sub-advisory agreement. Approval of the new sub-advisory agreement is not expected to change the level, nature or quality of services provided to the Company or its stockholders by the Advisor and the Advisor will be solely responsible for all fees paid to RWC.

Comment 3.   The web site listed in brackets on page 1 of the Preliminary Proxy does not work. Please remove the brackets and confirm that the listed web site is functioning prior to filing the definitive proxy statement.

Response:  Prior to filing its definitive proxy statement for the Meeting, the Company will remove the brackets surrounding the web site link on page 1 the Preliminary Proxy Statement and will ensure the link is properly functioning and active.

Comment 4.   In the section titled “Proposal One”, with regard to the second to last sentence of the second paragraph under the subheading “Background,” please supplementally explain to us and disclose how RWC will manage the same assets of the Company if, as part of the Redwheel-Ecofin transaction, RWC will be providing sub-advisory services regarding the assets that Ecofin had previously been advising on.

Response:  In the section titled “Proposal One” on page 2 of the Preliminary Proxy Statement, the Company will restate the material under the subheading “Background” to read as follows:

Pursuant to the terms of the investment advisory agreement between the Company’s current advisor Tortoise Capital Advisors, L.L.C. (the “Advisor”) and the Company in the form attached hereto as Appendix A (the “Current Investment Advisory Agreement”), the Advisor currently serves as the investment advisor to the Company and is responsible for the portfolio management of the Company. Pursuant to the Current Investment Advisory Agreement, the Advisor has the authority to select sub-advisors for the Company.  A portion of the Company’s assets (the “Allocated Assets”) are managed under the current sub-advisory agreement with Ecofin Advisors Limited (“Ecofin”).

Securities and Exchange Commission
October 4, 2024

Ecofin has entered into an agreement with RWC Partners Midco Limited, an affiliate of RWC, whereby the RWC affiliate agreed to acquire the material business operations of Ecofin’s sustainable infrastructure public equities asset-management business, including rights to use the name and trademarks of Ecofin (the “Redwheel-Ecofin Transaction”). As a result of the pending Redwheel-Ecofin Transaction, the Advisor desires for the Company to retain RWC Asset Management LLP (“RWC”) as a sub-advisor to assist the Advisor in the provision of a continuous investment program for the Allocated Assets currently managed by Ecofin.

As part of the Redwheel-Ecofin Transaction, the Ecofin investment team, including the Ecofin portfolio managers for TEAF, will become employees of Redwheel’s existing subsidiary RWC or of an affiliate entity within Redwheel (including RWC Partners Limited and/or RWC Asset Advisors (US) LLC), and the investment philosophy will remain the same as it relates to TEAF. Accordingly, the individuals currently responsible for the investment management of to the Allocated Assets currently managed by Ecofin under the existing sub-advisory agreement will continue to be the same individuals responsible for the investment management of those Allocated Assets under the new sub-advisory agreement. The set of assets currently allocated to Ecofin under the existing sub-advisory agreement will be the same set of assets allocated to RWC under the new sub-advisory agreement, so that RWC will provide sub-advisory services only on the same portion of the Company’s portfolio that Ecofin is currently advising on. Approval of the new sub-advisory agreement will not change the level, nature or quality of services provided to the Company or its stockholders by the Advisor and the Advisor will be solely responsible for all fees paid to RWC.

In anticipation of the Advisor retaining RWC as a sub-advisor to assist the Advisor due to the pending Redwheel-Ecofin Transaction, the Board of Directors of the Company met in person on August 8, 2024 for purposes of, among other things, considering whether it would be in the best interests of the Company and its stockholders to approve the new sub-advisory agreement between the Advisor and RWC (the “Sub-Advisory Agreement”). A form of the new Sub-Advisory Agreement is attached hereto as Appendix B.

Securities and Exchange Commission
October 4, 2024

Comment 5.    Please revise the disclosure in the second paragraph under the heading “Information Concerning the New Sub-Advisory Agreement” on page 2 of the Preliminary Proxy to comply with Item 22(c) of Schedule 14A in the following respects:

•
With respect to the existing investment advisory agreement and the existing sub-advisory agreement, disclose the dates of these contracts and the date on which each such contract was last submitted to a vote of security holders of the Fund, including the purpose of such submission. [Schedule 14A Item 22(c)(1)(i)]

•	Briefly describe the terms of the existing and new contracts, including the rate of compensation of the investment advisor and sub-advisor.
[Schedule 14A Item 22(c)(1)(ii)]

•
Disclose the aggregate amount of the investment advisor’s and sub-advisor’s fees and the amount and purpose of any other material payments by the Fund to the investment advisor and sub-advisor, or any affiliated person of the investment advisor, during the last fiscal year of the Fund. [Schedule 14A Item 22(c)(1)(iii)]

Response.  In the section titled “Proposal One” on page 2 of the Preliminary Proxy Statement, the Company will add the following three additional paragraphs at the beginning of the disclosure under the subheading “Information Concerning the New Sub-Advisory Agreement” as follows:

The current investment advisory agreement was effective as of March 25, 2019, and the existing sub-advisory agreement was effective as of March 25, 2019. After initial two-year terms, each agreement has remained in effect from year to year thereafter as a result of being approved annually by the Company’s Board of Directors. The continuation of each of these agreements was last approved by the Company’s Board of Directors on November 9, 2023. The current investment advisory agreement and the current sub-advisory agreement were each last submitted to a vote of security holders of the Company on March 22, 2019 for the purpose of approving the agreements.

The Company pays an advisory fee to the Advisor under its current investment advisory agreement, and the Advisor is responsible for payment of the fees of any sub-advisor that it may select out of the advisory fee that it receives from the Company. The amount of the advisory fee paid to the Advisor by the Company under its current investment advisory agreement will not change, and the amount paid to RWC by the Advisor will not change under the new sub-advisory agreement. Pursuant to the current investment advisory agreement, the Company pays the Advisor a fee based on the Company’s average monthly total assets (including any assets attributable to leverage and excluding any net deferred tax asset) minus accrued liabilities (other than net deferred tax liability, debt entered into for purposes of leverage and the aggregate liquidation preference of outstanding preferred stock) (the “Managed Assets”), in exchange for the investment advisory services provided. Average monthly Managed Assets is the sum of the daily Managed Assets for the month divided by the number of days in the month. Accrued liabilities are expenses incurred in the normal course of the Company’s operations. Waived fees are not subject to recapture by the Adviser. The annual fee rates paid to the Adviser as of May 31, 2024 are 1.35%.

Securities and Exchange Commission
October 4, 2024

The aggregate amount of fees paid to the Advisor by the Company during the last fiscal year totaled $3,282,511. No other material payments were made by the Company to the Advisor, or any affiliated person of the Advisor, during the last fiscal year.

Comment 6.  With respect to the third sentence of the second paragraph under the heading “Information Concerning the New Sub-Advisory Agreement” on page 2 of the Preliminary Proxy, please disclose whether the fee paid by the Advisor to the Sub-Advisor under the new agreement will be higher.

Response:  In the section titled “Proposal One” on page 2 of the Preliminary Proxy Statement, the Company will restate the third sentence of the second paragraph under the subheading “Information Concerning the New Sub-Advisory Agreement” as follows:

Accordingly, approval of the new sub-advisory agreement will not have any impact on the fees that the Company pays to the Advisor under the current investment advisory agreement. In addition, the amount of sub-advisory fees paid by the Advisor to Ecofin under the current sub-advisory agreement is the same amount of sub-advisory fees that will be paid by the Advisor to RWC under the new sub-advisory agreement.

Comment 7.  Please disclose that (i) the Fund is in compliance with the two conditions of the safe harbor in Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), including a brief description of such conditions, and (ii) that this is an “assignment” as defined in Section 2(a)(4) of the 1940 Act.

Response:  In the section titled “Proposal One”, the Company will add a new header titled “Investment Company Act Compliance and Related Matters” whose contents are as follows:

The transfer of advisory services contemplated hereunder is an “assignment” as defined in Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Company currently is and, following the approval of the new sub-advisory agreement due to the occurrence of the Redwheel-Ecofin Transaction, will remain in compliance with the safe harbor in Section 15(f) of the 1940 Act.  Over 75% of the Board of Directors of the Company are not, and have not been, interested persons of either the Advisor or any predecessor of the Advisor for three years following the sale of securities of, or a sale of any other interest in, the Advisor that results in an assignment of the Company’s advisory contract. The preceding statement also is true with respect to both the current sub-advisor (Ecofin) and the new sub-advisor (Redwheel and its affiliates). No unfair burden has been imposed on the Company as a result of any such sale, or any express or implied terms, conditions or understandings applicable to any such sale.

Securities and Exchange Commission
October 4, 2024

Comment 8.  Please revise the disclosure in the “Services” portion of the disclosure under the heading “Board Approval of the New Sub-Advisory Agreement” on page 3 of the Preliminary Proxy to disclose whether and how the Board considered the following factors:

•	the investment performance of the Fund and RWC;

•	the cost of the services to be provided and profits to be realized by RWC and its affiliates; and

•	the extent to which economies of scale will be realized as the Fund grows, and whether fee levels reflect these economies of scale for the benefit of Fund investors.

Response.  The “Services” portion of the disclosure under the heading “Board Approval of the New Sub-Advisory Agreement” on page 3 of the Preliminary Proxy will be restated and expanded to read as follows:

Investment Performance of the Fund. The Board of Directors reviewed the nature, extent and quality of the investment advisory services proposed to be provided to the Advisor by RWC and found them to be consistent with the services provided to the Advisor by Ecofin Advisors Limited and the services provided by the Advisor. In connection with the approval of the continuation of the Investment Advisory Agreement in November 2023, the Board reviewed and evaluated information regarding the Company’s performance and the performance of other Advisor accounts (including other investment companies), and information regarding the nature of the markets during the performance period, with a particular focus on the essential asset sectors with respect to the Company. With respect to RWC, the Board considered that Redwheel does not currently operate any strategies in the infrastructure sector while it noted that Redwheel launched a clean economy strategy (within its Luxembourg UCITS umbrella) in late 2023 which shares characteristics with the infrastructure sector but has a track record of under one year.  The Board also considered Redwheel’s experience as an investment adviser for another listed equity fund and other registered investment companies. The Board further considered that as part of the Redwheel-Ecofin Transaction, Ecofin’s investment team, including the Ecofin portfolio managers for the Company, will become employees of Redwheel and continue to be the individuals responsible for managing the applicable sleeve of assets of the Company they previously managed as Ecofin portfolio managers.  The Board further considered that the investment philosophy will remain the same as it relates to the Company. As a result, the Board does not expect the Company’s performance to be adversely affected by the Redwheel-Ecofin Transaction.

Securities and Exchange Commission
October 4, 2024

Cost of the Services to be Provided. The Board had previously considered detailed information concerning the Advisor’s cost of providing services to the Company, its profitability in managing the Company, its overall profitability, and its financial condition. The Board reviewed the financial report of RWC. This financial information was considered to evaluate RWC’s financial condition, its ability to provide services under the New Sub-Advisory Agreement, and the reasonableness of the proposed sub-advisory fee to be paid by the Advisor. The Board considered that under the New Sub-Advisory Agreement, the fee to RWC is paid by the Advisor and the Company incurs no additional expense for RWC’s services.  In addition, the Board took into account that the fee to RWC under the New Sub-Advisory Agreement is the same fee as is currently in place under the existing sub-advisory agreement. The Board, including the Independent Directors, concluded that the fees to be paid by the Advisor to RWC under the New Sub-Advisory Agreement are reasonable given the nature, extent and quality of services provided under the existing sub-advisory agreement.

Economies of Scale. The Board previously considered information from the Advisor concerning whether economies of scale would be realized as the Company grows, and whether fee levels reflect any economies of scale for the benefit of the Company’s stockholders. The Board, including the Independent Directors, had previously concluded the Advisor is appropriately sharing any economies of scale through its fee structure and through reinvestment in its business resources to provide stockholders additional content and services. The Board further considered that the sub-advisory fee to RWC under the New Sub-Advisory Agreement will be paid by the Advisor and remains the same as the sub-advisory fee under the existing sub-advisory agreement, and the Company will not incur any additional expense for RWC’s services.  The Board, including the Independent Directors, concluded that appropriate economies of scale have been taken into account with respect to the sub-advisory fee to RWC.

Comment 9.   Please complete all missing fields in the Preliminary Proxy when the Fund files its definitive proxy statement.

Response:  Prior to filing its definitive proxy statement for the Meeting, the Company will complete all missing fields in the Preliminary Proxy.

Comment 10. Please supplementally address whether the Fund, its advisor or any of the Fund’s affiliates have entered into a standstill agreement with respect to the Fund and any third party.  If so, please provide us with a copy of any such agreement or direct us to where such agreement is filed on EDGAR.  For purposes of this comment, a “standstill agreement” is any agreement where a third party agrees to take, or not to take, one or more specified actions with respect to the Fund.

Securities and Exchange Commission
October 4, 2024

Response:  Neither the Fund, its advisor or any of the Fund’s affiliates have entered into a standstill agreement with any third party whereby a third party agrees to take or not to take one or more specified actions with respect to the Fund.

As we discussed in our telephone conversation Tuesday afternoon, you have suggested that we clear the responses to each of your comments through your review of this letter, rather than filing another preliminary proxy statement, before the Fund files its definitive proxy materials.  Accordingly, we would appreciate your feedback at your earliest convenience.  Should you have any questions or additional comments, please contact the undersigned.

Sincerely,
/s/ Steven F. Carman
Steven F. Carman